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                          FILED BY ELTRAX SYSTEMS, INC.
             PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                          COMMISSION FILE NO.: 0-22190

                                SUBJECT COMPANY:
                              ELTRAX SYSTEMS, INC.

The following is a letter sent by Eltrax Systems, Inc. to its stockholders on September 13, 2000.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY ELTRAX SYSTEMS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER WITH CEREUS TECHNOLOGY PARTNERS, INC. BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS FILED BY ELTRAX SYSTEMS, INC. WITH THE SEC AT WWW.SEC.GOV.


                        [ELTRAX SYSTEMS, INC. LETTERHEAD]

                              IMPORTANT MERGER VOTE

                                                              September 13, 2000

DEAR STOCKHOLDER:

         We recently mailed to you proxy materials relating to the Annual Meeting of Eltrax Systems, Inc. stockholders. According to our records, we have not received your proxy for this meeting.

         This year's meeting is of particular importance to Eltrax stockholders since, in addition to electing directors, approving two amendments to Eltrax's articles of incorporation and adopting the 1999 Eltrax Employee Stock


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Purchase Plan, stockholders are being asked to consider and approve a merger agreement which provides for the acquisition, by Eltrax, of Cereus Technology Partners, Inc. This proposed transaction is described fully in the prospectus/joint proxy statement previously mailed to you.

         Your Board of Directors believes that the merger proposal is in the best interests of Eltrax and its stockholders and unanimously recommends a vote FOR its adoption. Your Board's decision was based on several potential benefits of the merger that it believes will contribute to the future success of the combined company.

         Your vote is extremely important, regardless of the number of shares you own. Accordingly, you are strongly encouraged to sign, date and mail the enclosed duplicate proxy at your earliest convenience. You may also vote by touch-tone telephone or over the Internet by following the instructions on the enclosed proxy. We hope every stockholder will vote his or her shares.

         We appreciate your interest and participation in the affairs of your company.

                                                     Sincerely,

                                                     /s/ William P. O'Reilly

                                                     WILLIAM P. O'REILLY
                                                     Chairman, President and
                                                        Chief Executive Officer